

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Jack Guo
Chief Financial Officer
Constellium SE
Washington Plaza
40-44 rue Washington
75008 Paris
France

> **Re: Constellium SE**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed March 14, 2023**
> **File No. 001-35931**

Dear Jack Guo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing